UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 3)*

                           Levcor International, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value, $.56 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   698652 30 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Mr. Robert A. Levinson
                 1071 Avenue of the Americas, New York, NY 10018
                                 (212) 354-8500
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 26, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of __ Pages)

----------
      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 698652 30 2             SCHEDULE 13D                Page 2 of 13 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Robert A. Levinson
      ###-##-####
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        753,175
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            -0-
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               753,175
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      753,175
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      31.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

            In accordance with Exchange Act Rule 13d-2(e) which requires the first electronic amendment to a paper format Schedule 13-D to restate the entire Schedule 13D, this Amendment No. 3 amends in certain respects and restates the Schedule 13-D filed by Robert A. Levinson on November 6, 1990 ("Original Schedule"), as amended by Amendment No. 1 to the Schedule 13-D filed by Mr. Levinson on September 30, 1991 ("Amendment No. 1") and as amended by Amendment No. 2 to the Schedule 13-D filed by Mr. Levinson on September 30, 1992 ("Amendment No. 2").

            On September 7, 1995, the Company changed its name from Pantepec International, Inc. ("Pantepec") to Levcor International, Inc. (the "Company"). On the same day the Company effected a one-for-four stock split. All references to the Company's Common Stock reflect said one-for-four stock split.

Item 1. Security and Issuer.

            Common Stock, par value $.56 per share (the "Common Stock"), of Levcor International, Inc., a Delaware corporation (the "Company").

            The Company's principal executive offices are located at 1071 Avenue of the Americas, New York, NY 10018 .

Item 2. Identity and Background.

      (a)   Robert A. Levinson

      (b) Mr. Levinson's business address is: 1071 Avenue of the Americas, New York, NY 10018.

      (c) Mr. Levinson is Chairman of the Board of Directors, President and Secretary of the Company.

      (d) During the last five years, Mr. Levinson has not been convicted in a criminal proceeding.

      (e) During the last five years, Mr. Levinson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

      (f)   Mr. Levinson is a United States citizen.


                               Page 3 of 13 pages

Item 3. Source and Amount of Funds or Other Consideration.

            The shares of the Common Stock reported in the Original Schedule, Amendment No. 1, Amendment No. 2 and the acquisitions described on Schedule B were acquired with the personal funds of Mr. Levinson.

            On December 8, 1992, the Board of Directors of the Company granted to Mr. Levinson a stock option to purchase 37,500 shares of Common Stock, at an exercise price of $3.75 per share. On June 17, 1993, the shareholders of the Company approved the grant of the option to Mr. Levinson.

            On June 7, 1995, the Compensation Committee of the Company granted to Mr. Levinson a ten year non-incentive stock option to purchase 150,000 shares of Common Stock, at an exercise price of $.40 per share. On July 31, 1995, the shareholders of the Company approved the grant of the option to Mr. Levinson.

            On July 26, 1999, Mr. Levinson and the Company entered into an agreement whereby Mr. Levinson agreed to accept 400,000 shares of the Common Stock of the Company, in full and final satisfaction of a loan made to the Company in 1999 in the principal amount of $500,000.

Item 4. Purpose of Transaction.

            Mr. Levinson acquired the Common Stock described in Item 3 for investment purposes. As a result of Mr. Levinson's position at the Company and ownership of 31.7% of the Common Stock, he may be deemed to be in "control" of the Company.

            Mr. Levinson does not have any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

      (a)   Aggregate number of shares of Common Stock beneficially owned:
            753,175

            Percent of Class: 31.7%

      (b) Number of shares of Common Stock as to which there is sole power to vote or direct the vote: 753,175

            Number of shares of Common Stock as to which there is shared power to vote or direct the vote: -0-

            Number of shares of Common Stock as to which there is sole power to dispose or to direct the disposition: 753,175

            Number of shares of Common Stock as to which there is shared power to dispose or to direct the disposition: -0-


                               Page 4 of 13 pages

      (c) Schedule A lists all of Mr. Levinson's transactions in the Common Stock as of the September 30, 1992 filing date of Amendment No. 2.

            Schedule B lists all of Mr. Levinson's acquisitions on the open market since such date.

            Since such date, Mr. Levinson has acquired the following shares of Common Stock through transactions other than the open market:

            (1) On December 8, 1992, the Board of Directors of the Company granted to Mr. Levinson a stock option to purchase 37,500 shares of Common Stock, at an exercise price of $3.75 per share. On June 17, 1993, the shareholders of the Company approved the grant of the option to Mr. Levinson. The transaction was disclosed in the June 17, 1993 Proxy Statement of the Company and Mr. Levinson's Form 5 with respect to year ended December 31, 1993.

            (2) On June 7, 1995, the Compensation Committee of the Company granted to Mr. Levinson a ten year non-incentive stock option to purchase 150,000 shares of Common Stock, at an exercise price of $.40 per share. On July 31, 1995, the shareholders of the Company approved the grant of the option to Mr. Levinson. The transaction was disclosed in the July 31, 1995 Proxy Statement of the Company and Mr. Levinson's Form 5 with respect to year ended December 31, 1995.

            (2) On July 26, 1999, Mr. Levinson and the Company entered into an Agreement whereby Mr. Levinson agreed to accept 400,000 shares of the Common Stock of the Company, in full and final satisfaction of a loan made to the Company in 1999 in the principal amount of $500,000.

      (d)   Not applicable.

      (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

      Not applicable.

Item 7. Material to be Filed as Exhibits.

      Not applicable.


                               Page 5 of 13 pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 4, 1999

                                        /s/ Robert A. Levinson
                                        ----------------------------------------
                                        Robert A. Levinson


                               Page 6 of 13 pages

                                                                      Schedule A

      Except for the private transaction on 10/25/90, the Purchase Price of the following transactions includes commissions.

      As of September 30, 1990, Mr. Levinson beneficially owned 60,975 shares of Common Stock.

Date              Description of Transaction                  Purchase Price
----              --------------------------                  --------------

10/2/90           Acquired 2,500 shares of the
                  Common Stock on the open market             $5,825.00

10/17/90          Acquired 250 shares of the
                  Common Stock on the open market             $520.00

10/19/90          Acquired 2,500 shares of the
                  Common Stock on the open market             $5,200.00

10/25/90          Acquired 1,250 shares of the
                  Common Stock in a private transaction       $2,500.00

10/29/90          Acquired 50 shares of the
                  Common Stock on the open market             $104.00

10/30/90          Acquired 13,450 shares of the
                  Common Stock on the open market             $27,976.00

10/31/90          Acquired 7,300 shares of the
                  Common Stock on the open market             $15,184.00

5/6/91            Acquired 2,000 shares of the
                  Common Stock on the open market             $4160.00

5/24/91           Acquired 25 shares of the
                  Common Stock on the open market             $52.00

5/29/91           Acquired 2,425 shares of the
                  Common Stock on the open market             $4,804.00

5/31/91           Acquired 25 shares of the
                  Common Stock on the open market             $52.00

6/3/91            Acquired 75 shares of the
                  Common Stock on the open market             $156.00

6/4/91            Acquired 1,250 shares of the
                  Common Stock on the open market             $26,024.00

6/5/91            Acquired 2,000 shares of the
                  Common Stock on the open market             $4,160.00


                               Page 7 of 13 pages

6/12/91           Acquired 50 shares of the
                  Common Stock on the open market             $104.00

6/17/91           Acquired 25 shares of the
                  Common Stock on the open market             $52.00

6/27/91           Acquired 250 shares of the
                  Common Stock on the open market             $520.00

9/20/91           Acquired 6,325 shares of the
                  Common Stock on the open market             $6,628.60

9/26/91           Acquired 1,250 shares of the
                  Common Stock on the open market             $1,310.00

9/27/91           Acquired 200 shares of
                  Common Stock on the open market             $200.00

9/30/91           Acquired 100 shares of the
                  Common Stock on the open market             $104.80

10/21/91          Acquired 250 shares of
                  Common Stock on the open market             $250.00

10/25/91          Acquired 250 shares of
                  Common Stock on the open market             $250.00

7/13/92           Acquired 250 shares of
                  Common Stock on the open market             $250.00

7/20/92           Acquired 125 shares of
                  Common Stock on the open market             $125.00

7/21/92           Acquired 125 shares of
                  Common Stock on the open market             $125.00

7/22/92           Acquired 550 shares of
                  Common Stock on the open market             $550.00

7/27/92           Acquired 25 shares of
                  Common Stock on the open market             $25.00

8/3/92            Acquired 25 shares of
                  Common Stock on the open market             $25.00

8/20/92           Acquired 250 shares of
                  Common Stock on the open market             $250.00

8/25/92           Acquired 16,250 shares of
                  Common Stock on the open market             $32,500.00


                               Page 8 of 13 pages

                                                                      Schedule B

      The Purchase Price of the following transactions includes commissions.

      The following were disclosed in the Company's Form 10-KSB with respect to fiscal year ended December 31, 1992 and Mr. Levinson's Form 4 with respect to month ended September 30, 1992:

Date              Description of Transaction                  Purchase Price
----              --------------------------                  --------------

9/1/92            Acquired 2,500 shares of the
                  Common Stock on the open market             $7,500.00

9/22/92           Acquired 500 shares of the
                  Common Stock on the open market             $1,000.00

9/23/92           Acquired 50 shares of the
                  Common Stock on the open market             $100.00

9/24/92           Acquired 2,250 shares of the
                  Common Stock in a private transaction       $4,500.00

9/24/92           Acquired 25 shares of the
                  Common Stock on the open market             $50.00

      The following were disclosed in the Company's 10-KSB with respect to fiscal year ended December 31, 1992 and Mr. Levinson's Form 4 with respect to month ended October 31, 1992:

Date              Description of Transaction                  Purchase Price
----              --------------------------                  --------------

10/6/92           Acquired 50 shares of the
                  Common Stock on the open market             $100.00

10/19/92          Acquired 1,500 shares of the
                  Common Stock on the open market             $3,000.00

10/20/92          Acquired 1,875 shares of the
                  Common Stock on the open market             $3,750.00

10/21/92          Acquired 3,525 shares of the
                  Common Stock in a private transaction       $7,050.00


                               Page 9 of 13 pages

      The following were disclosed in the Company's Form 10-KSB with respect to fiscal year ended December 31, 1992 and Mr. Levinson's Form 4 with respect to month ended November 30, 1992:

Date              Description of Transaction                  Purchase Price
----              --------------------------                  --------------

11/17/92          Acquired 75 shares of the
                  Common Stock on the open market             $112.50

11/20/92          Acquired 200 shares of the
                  Common Stock on the open market             $300.00

11/23/92          Acquired 325 shares of the
                  Common Stock on the open market             $487.52

11/24/92          Acquired 50 shares of the
                  Common Stock on the open market             $75.00

11/25/92          Acquired 250 shares of the
                  Common Stock on the open market             $375.00

11/30/92          Acquired 75 shares of the
                  Common Stock on the open market             $112.50

      The following were disclosed in the Company's Form 10-KSB with respect to fiscal year ended December 31, 1992 and Mr. Levinson's Form 4 with respect to month ended December 31, 1992:

Date              Description of Transaction                  Purchase Price
----              --------------------------                  --------------

12/1/92           Acquired 25 shares of the
                  Common Stock on the open market             $37.50

12/4/92           Acquired 75 shares of the
                  Common Stock on the open market             $112.50

12/9/92           Acquired 175 shares of the
                  Common Stock on the open market             $262.50

12/10/92          Acquired 300 shares of the
                  Common Stock on the open market             $450.00

12/14/92          Acquired 15,950 shares of the
                  Common Stock on the open market             $23,925


                               Page 10 of 13 pages

      The following were disclosed in the Company's Form 10-KSB with respect to fiscal year ended December 31, 1993 and Mr. Levinson's Form 4 with respect to month ended January 31, 1993:

Date              Description of Transaction                  Purchase Price
----              --------------------------                  --------------

1/15/93           Acquired 2,550 shares of the
                  Common Stock on the open market             $3,825.00

1/26/93           Acquired 25 shares of the
                  Common Stock on the open market             $37.50

      The following were disclosed in the Company's Form 10-KSB with respect to fiscal year ended December 31, 1993 and Mr. Levinson's Form 4 with respect to month ended February 28, 1993:

Date              Description of Transaction                  Purchase Price
----              --------------------------                  --------------

2/5/93            Acquired 100 shares of the
                  Common Stock on the open market             $150.00

2/8/93            Acquired 25 shares of the
                  Common Stock on the open market             $37.50

2/9/93            Acquired 250 shares of the
                  Common Stock on the open market             $375.00

      The following were disclosed in the Company's Form 10-KSB with respect to fiscal year ended December 31, 1993 and Mr. Levinson's Form 4 with respect to month ended March 31, 1993:

Date              Description of Transaction                  Purchase Price
----              --------------------------                  --------------

3/8/93            Acquired 150 shares of the
                  Common Stock on the open market             $225.00

3/23/93           Acquired 25 shares of the
                  Common Stock on the open market             $37.50

3/24/93           Acquired 2,500 shares of the
                  Common Stock on the open market             $3,750.00

3/25/93           Acquired 250 shares of the
                  Common Stock in a private transaction       $375.00


                               Page 11 of 13 pages

      The following were disclosed in the Company's Form 10-KSB with respect to fiscal year ended December 31, 1993 and Mr. Levinson's Form 4 with respect to month ended April 30, 1993:

Date              Description of Transaction                  Purchase Price
----              --------------------------                  --------------

4/8/93            Acquired 125 shares of the
                  Common Stock on the open market             $187.50

4/16/93           Acquired 125 shares of the
                  Common Stock on the open market             $187.50

4/19/93           Acquired 225 shares of the
                  Common Stock on the open market             $337.50

4/22/93           Acquired 300 shares of the
                  Common Stock on the open market             $450.00

4/26/93           Acquired 250 shares of the
                  Common Stock on the open market             $375.00

4/30/93           Acquired 2,500 shares of the
                  Common Stock on the open market             $3,750.00

      The following were disclosed in the Company's Form 10-KSB with respect to fiscal year ended December 31, 1993 and Mr. Levinson's Form 4 with respect to month ended May 30, 1993:

Date              Description of Transaction                  Purchase Price
----              --------------------------                  --------------

5/4/93            Acquired 75 shares of the
                  Common Stock on the open market             $112.50

5/6/93            Acquired 25 shares of the
                  Common Stock on the open market             $37.50

5/7/93            Acquired 100 shares of the
                  Common Stock on the open market             $150.00

5/19/93           Acquired 125 shares of the
                  Common Stock on the open market             $187.50

5/27/93           Acquired 125 shares of the
                  Common Stock on the open market             $187.50


                               Page 12 of 13 pages

      The following were disclosed in the Company's Form 10-KSB with respect to fiscal year ended December 31, 1993 and Mr. Levinson's Form 4 with respect to month ended June 30, 1993:

Date              Description of Transaction                  Purchase Price
----              --------------------------                  --------------

6/1/93            Acquired 25 shares of the
                  Common Stock on the open market             $187.50

6/23/93           Acquired 125 shares of the
                  Common Stock on the open market             $312.50

6/25/93           Acquired 625 shares of the
                  Common Stock on the open market             $937.50

      The following were disclosed in the Company's Form 10-KSB with respect to fiscal year ended December 31, 1993 and Mr. Levinson's Form 4 with respect to month ended August 31, 1993:

Date              Description of Transaction                  Purchase Price
----              --------------------------                  --------------

8/5/93            Acquired 25 shares of the
                  Common Stock on the open market             $37.50

8/9/93            Acquired 200 shares of the
                  Common Stock in a private transaction       $300.00

8/10/93           Acquired 2,000 shares of the
                  Common Stock on the open market             $750.00

8/16/93           Acquired 50 shares of the
                  Common Stock on the open market             $75.00

8/19/93           Acquired 75 shares of the
                  Common Stock on the open market             $112.50

8/24/93           Acquired 250 shares of the
                  Common Stock on the open market             $375.00

8/27/93           Acquired 150 shares of the
                  Common Stock on the open market             $225.00

8/30/93           Acquired 125 shares of the
                  Common Stock on the open market             $187.50


                               Page 13 of 13 pages